UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-9692

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tellabs 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tellabs, Inc.

One Tellabs Center, 1415 W. Diehl Road, Naperville, IL 60563

(Address of principal executive office and zip code)

(630) 798-8800

(Registrant’s telephone number, including area code)

TELLABS 401(k) PLAN

YEARS ENDED DECEMBER 31, 2009 AND 2008

Note:	All other schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee,

Tellabs 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Tellabs 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. Tellabs Operations, Inc., (Tellabs), a wholly owned subsidiary of Tellabs, Inc., sponsors the Plan. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WASHINGTON, PITTMAN & MCKEEVER, LLC

Chicago, Illinois

June 24, 2010

EIN 74-2620088

Plan #001

TELLABS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
Assets
Investments, at fair value:
Investments held in the Tellabs 401(k) Trust	$407,367,526	$320,654,004
Participant loans	4,206,686	4,251,671

Total Investments	411,574,212	324,905,675
Employer contributions receivable	5,059,562	4,915,394

Net Assets at fair value	416,633,774	329,821,069
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,708,020)	(4,169,750)

Net Assets Available for Benefits	$411,925,754	$325,651,319

See the accompanying notes to financial statements.

EIN 74-2620088

Plan #001

TELLABS 401(k) PLAN

STATEMENTS OF CHANGES IN

NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Additions
Contributions:
Employer	$12,399,549	$13,677,864
Participants	17,238,915	21,304,698
Rollover	809,054	491,340

	30,447,518	35,473,902
Net appreciation/(depreciation) in fair value of investments held in the Tellabs 401(k) Trust	78,250,993	(136,036,742)
Interest and dividends	5,441,766	7,314,964
Interest on participant loans	255,175	352,226

Total additions	114,395,452	(92,895,650)

Deductions
Benefits paid to participants	(28,121,017)	(38,515,732)

Total deductions	(28,121,017)	(38,515,732)

Net increase/(decrease)	86,274,435	(131,411,382)

Net assets available for benefits:
Beginning of year	325,651,319	457,062,701

End of year	$411,925,754	$325,651,319

See the accompanying notes to financial statements.

EIN 74-2620088

Plan #001

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	Description of Plan:

The following description of the Tellabs 401(k) Plan (the Plan) provides only general information. Tellabs Operations, Inc., a wholly owned subsidiary of Tellabs, Inc., sponsors the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General

The Plan is a defined-contribution plan covering all United States employees of Tellabs Operations, Inc. and adopting affiliates (the Company or Employer) who are age 18 or older and are otherwise eligible under the Plan. Effective July 1, 2003, eligible employees of the Company can participate in the Plan as soon as administratively possible after completing one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan administrator maintains all necessary records and determines participant eligibility. Plan assets are held in a trust and are managed by a Trustee appointed by the Company.

The Plan participated in the Tellabs Advantage Program trust (the Master Trust) along with the Tellabs Retirement Plan until April 3, 2006. Effective April 3, 2006, the Master Trust was dissolved and The Tellabs 401(k) Plan Trust and the Tellabs Retirement Plan Trust were established as successor trusts to the Master Trust. Effective April 3, 2006, the name of the Plan was changed from the Tellabs Profit Sharing and Savings Plan to the Tellabs 401(k) Plan. Effective April 3, 2006, all Money Purchase Pension Plan assets of the Retirement Plan were transferred to and made a part of the Tellabs 401(k) Plan.

b.	Contributions

Participants may elect to contribute, on a before-tax basis, between 1% and 50% of their eligible annual compensation. For 2009 and 2008, the Company contributed to the Plan an amount equal to each eligible participant’s before-tax contribution, limited to 4% of the participant’s eligible compensation for the year (the Matching Contribution). Participants can direct the Matching Contributions into any of the investment funds.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	Description of Plan (Continued):

b.	Contributions (Continued)

Effective July 1, 2003, a Discretionary Company Contribution (defined below) was instituted. This contribution is declared by the Board of Directors and is funded entirely by the Company (Discretionary Company Contribution). The amount of the contribution is based on a percent of eligible pay for a specific period of time as declared by the Board of Directors. All regular active employees employed on the last day of the declared period of time are immediately eligible to receive this contribution and the investment of these funds follows the participants’ elections on file for the Program. This contribution is 100% vested. In 2009 and 2008, the Board of Directors declared a 2% Discretionary Company Contribution for each year.

c.	Participants’ Accounts

The Plan administrator maintains a recordkeeping account in the name of each participant, which reflects the participant’s share of the Employer contributions (Matching Contributions and Discretionary Company Contributions), participant contributions, and the participant’s share of earnings or losses of the respective investment funds.

d.	Vesting

Participants are immediately vested in their contributions, Matching Contributions and Discretionary Company Contributions, plus actual earnings thereon.

e.	Participant Loans

Participants may generally borrow from their Plan accounts a minimum of $1,000 (or less if the participant demonstrates financial hardship) up to a maximum of $50,000, subject to provisions as outlined in the Plan document. Interest rates are commensurate with local prevailing rates, as determined by the Administrative Committee. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the participant’s account.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	Description of Plan (Continued):

f.	Payment of Benefits

If the participant’s vested account balance does not exceed $1,000, the participant’s vested account balance will be distributed in a lump-sum payment. Upon termination of service, retirement, disability, or death, participants may receive a lump-sum amount equal to the vested value of their accounts. Participants who have accounts that contain amounts transferred from the Tellabs Retirement Plan will have such portion of their accounts distributed in an annuity purchased from an insurance company, unless another form of benefit is elected in accordance with the Plan. Benefits are recorded by the Plan when paid.

g.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants are 100% vested in their accounts; therefore the assets of the Plan will be liquidated and promptly distributed to each participant or beneficiary.

2.	Summary of Significant Accounting Policies:

a.	Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting and in conformity with accounting principles generally accepted in the United States of America.

b.	Investment Valuation

The Plan’s beneficial interest in the Trust represents the Plan’s share of the Trust’s investments stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Trust at year-end. The Tellabs, Inc. common stock is valued at the closing price reported by the NASDAQ Stock Market. The investment contract held in the Gibraltar Guaranteed Fund is valued based on the market value of assets within the underlying collateral portfolio as of year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2009 AND 2008

2.	Summary of Significant Accounting Policies (Continued):

b.	Investment Valuation (Continued)

Management fees and operating expenses for securities in registered investment companies are deducted from income earned and are not separately reported. Consequently, such expenses are reflected as a reduction of investment return for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.	Guaranteed Investment Contracts

As described in the Defined Contribution Pension Plans topic of the Financial Accounting Standards Board “Accounting Standards Codification”, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the topic, the statement of net assets available for benefits presents the fair value of the investment contracts in Gibraltar Guaranteed Fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Under the provision of the group annuity contract, participants may ordinarily direct the withdrawals or transfers of all or a portion of their account balance at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and fees. Contract value is also often referred to as “Book Value”. Given these provisions, the contract is considered to be benefit responsive. The following table presents the fair value of the investment contract and the adjustment required to report at contract value:

	December 31, 2009	December 31, 2008
Gibraltar Guaranteed Fund, at fair value	$72,179,838	$68,529,129
Adjustment from fair value to contract value	(4,708,020)	(4,169,750)

Gibraltar Guaranteed Fund, at contract value	$67,471,818	$64,359,379

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2009 AND 2008

2.	Summary of Significant Accounting Policies (Continued):

c.	Guaranteed Investment Contracts (Continued)

Interest is credited on contract balances using a single “portfolio rate” approach. Under this method, a single interest crediting rate is applied to all contributions made to the contract regardless of the timing of those contributions. Interest crediting rates are reviewed on a periodic basis for resetting. Interest crediting rates are determined using an explicit formula specified in Part II of the Gibraltar Guaranteed Fund addendum. The frequency of determining interest crediting rates and the minimum interest crediting rate are also specified in the addendum.

The average yield information is as follows:

	December 31, 2009	December 31, 2008
Average Earnings Yield	3.47%	4.47%
Average Crediting Rate Yield	5.23%	4.45%

The average earnings yield is the market value yield to worst of the assets within the underlying collateral portfolio as of the plan year end. The average crediting rate yield is calculated by dividing the earnings credited to the participants on the last day of the plan year by the end of plan year fair value and then annualizing the result. This yield differs from the average earnings yield as a result of product construction which utilizes contract value crediting rates that are intended to smooth out and blend in earnings yields over time. Due to calculation methodology and the impact of cash flows, these yields may differ from the actual crediting rates paid under the contract during the year.

No events limit the ability of the Plan to transact at contract value so long as the fund addendum remains in force. Except for events which may result in termination for cause, as outlined in the Investment Agreement and the fund addendum, the issuing company may not cause the contract to be terminated at an amount other than contract value.

d.	Administrative Costs

i)	Investment Fees: The funds offered by the Plan have investment fees associated with each fund which are determined by the fund manager. The expense ratio for each fund is reflected in the prospectus information available to participants.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2009 AND 2008

2.	Summary of Significant Accounting Policies (Continued):

d.	Administrative Costs (Continued)

ii)	Recordkeeping Fees: The Company has contracted with Prudential to provide recordkeeping services for the Plan for a fee of 10 basis points (15 basis points before April 1, 2009) of the Plan assets (“Plan Recordkeeping Fee”). Currently, the Plan’s Recordkeeping Fee is being paid through the 12(b)1 revenue (fee charged by mutual funds for activity in connection with distribution of fund’s shares) and other revenue credited back to the Plan by the various funds (“Fund Credits”). Currently, the Fund Credits are sufficient to cover the Plan Recordkeeping Fee. In the event Fund Credits are not sufficient to cover Plan Recordkeeping Fees, the Plan allows (1) the Company to pay such fee or (2) the charge to participants for such fee. The Company does not currently anticipate a recordkeeping charge to participants to cover the Plan’s Recordkeeping Fee. Fund Credits in excess of the recordkeeping fees are kept in a Plan account for ERISA eligible expenses such as education and communications. In addition to the Fund Credits, the Company negotiated a fixed amount which increases in accordance with a formula based on Plan assets that Prudential agreed to contribute to the ERISA eligible account. Near the end of the Plan Year, the Plan administrator will evaluate the amount in the ERISA eligible account and determine whether such funds should be credited to Participant accounts. In addition to the Plan Recordkeeping Fees, participants will be charged a $50.00 loan origination fee for new loans and a $0.033 trading fee for each share of Tellabs, Inc. Common Stock that a participant buys or sells in the Plan.

iii)	Other Administrative Fees: Certain expenses including audit fees, investment advisory fees and material costs are charged to the Plan. All other administrative costs not paid by the Plan are absorbed by the Company.

e.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2009 AND 2008

2.	Summary of Significant Accounting Policies (Continued):

f.	Risks and Uncertainties

The Trust that holds the Plan’s assets invests in various securities including Company stock, equity and fixed income mutual funds, and short-term investment funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

g.	Reclassifications

Certain prior year amounts have been reclassified for comparative purposes. These reclassifications did not affect the net assets available for benefits at December 31, 2008.

h.	Recent Accounting Pronouncement

In June 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance which replaced the previous hierarchy of Generally Accepted Accounting Principles (“GAAP”) and establishes the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. This guidance modifies the GAAP hierarchy to include only two levels of GAAP: authoritative and non-authoritative. This guidance was effective for the Plan as of December 31, 2009. The adoption of this guidance did not impact the Plan’s financial statements since the FASB codification is not intended to change or alter existing GAAP.

3.	Investments:

Effective April 3, 2006, the Plan’s investments are held in The Tellabs 401(k) Plan Trust administered by Prudential Bank and Trust. Participants have the option of investing all or a portion of their accounts, other than their Money Purchase assets, in any of the investment fund options offered by the Plan. Money Purchase assets may be invested in any of the investment fund options except the Tellabs, Inc. common stock.

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2009 AND 2008

3.	Investments (Continued):

On a daily basis, participants have the option of changing the allocation of future contributions or transferring all or a portion of their existing account balances among the investment funds, subject to any trading restrictions imposed by the investment funds. The following table presents the investments held at December 31, 2009 and December 31, 2008:

	2009		2008
Investments at fair value as determined by quoted market price
Registered investment company funds:
Fidelity Contra Fund	$78,232,544	*	$62,000,192	*
American Funds Group – EuroPacific Growth Fund	54,981,950	*	40,314,340	*
Vanguard Windsor II	45,492,166	*	30,513,616	*
PIMCO Total Return Fund	42,911,443	*	34,962,711	*
Vanguard Institutional Index Fund	29,270,520	*	24,483,002	*
Artisan Small Cap Value Fund	27,558,190	*	19,139,718	*
T Rowe Price New Horizons Fund	17,756,111		11,721,289
Lazard Emerging Markets Fund	15,615,218		7,224,395
DFA Real Estate Securities	3,063,054		1,938,968
Goldman Sachs Mid Cap Value Fund	—		4,578,235
Equity:
Tellabs, Inc. Common Stock	20,306,492		15,248,409

	335,187,688		252,124,875
Investments at estimated fair value
Gibraltar Guaranteed Fund, at contract value	67,471,818	*	64,359,379	*
Participant Loans	4,206,686		4,251,671

Total investments	$406,866,192		$320,735,925

*	Individual investment that represents 5% or more of the Plan’s assets.

During 2009, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value by $78,250,993 as follows:

Registered Investment Companies (mutual funds)	$72,286,529
Equity (Tellabs, Inc. common stock)	5,964,464

$78,250,993

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2009 AND 2008

4.	Fair Value Measurements:

The Plan follows the guidance issued under the “Fair Value Measurements and Disclosures” topic of FASB ASC, which defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. This standard establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace.

Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity’s own assumptions about how market participants would value an asset or liability based on the best information available. Financial instruments are categorized based on the lowest level input that is significant to their valuation.

The Plan’s investments that are measured at fair value on a recurring basis, such as mutual funds and equity securities, are generally classified within Level 1 of the fair value hierarchy. The fair value of these investments is valued based on quoted market prices in active markets. The Plan also invests in a guaranteed fund that is classified within Level 2, for which the valuation is based on the fair value, with an adjustment to reflect its contract value. The fair value is based on the market value of underlying collateral portfolio and contract value. Participant loans are classified within Level 3 and are valued at their outstanding balances, which approximate fair value.

The following table presents by level, within the fair value hierarchy, the value of assets of the Plan at December 31, 2009 and 2008:

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2009 AND 2008

4.	Fair Value Measurements (Continued):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2009
Assets
Mutual Funds	$314,881,196	$—	$—	$314,881,196
Common Stock	20,306,492	—	—	20,306,492
Guaranteed Fund	—	72,179,838	—	72,179,838
Participant Loans	—	—	4,206,686	4,206,686

Total Assets at Fair Value	$335,187,688	$72,179,838	$4,206,686	$411,574,212

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
Assets
Mutual Funds	$236,876,466	$—	$—	$236,876,466
Common Stock	15,248,409	—	—	15,248,409
Guaranteed Fund	—	68,529,129	—	68,529,129
Participant Loans	—	—	4,251,671	4,251,671

Total Assets at Fair Value	$252,124,875	$68,529,129	$4,251,671	$324,905,675

The following table presents a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008:

	2009 Level 3 Assets Participant Loans	2008 Level 3 Assets Participant Loans
Balance, beginning of year	$4,251,671	$4,592,551
Loan repayments and withdrawals, net	(44,985)	(340,880)

Balance, end of year	$4,206,686	$4,251,671

TELLABS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

YEARS ENDED DECEMBER 31, 2009 AND 2008

5.	Reconciliation to Schedule H of Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$411,925,754	$325,651,319
Amounts allocated to withdrawn participants	—	—

Net assets available for benefits per Form 5500	$411,925,754	$325,651,319

6.	Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service dated December 10, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Service Code (the Code), and, therefore, the 401(k) Trust is exempt from taxation. The Plan has been amended and restated since receiving the determination letter and has applied for a new determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Supplemental Schedule

EIN 74-2620088

Plan #001

TELLABS 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i –

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

Identity of Issuer	Cost	Current Value
Registered Investment Companies
Fidelity Contra Fund	N/A	$78,232,544
American Funds Group – EuroPacific Growth Fund	N/A	54,981,950
Vanguard Windsor II	N/A	45,492,166
PIMCO Total Return Fund	N/A	42,911,443
Vanguard Institutional Index Fund	N/A	29,270,520
Artisan Small Cap Value Fund	N/A	27,558,190
T Rowe Price New Horizons Fund	N/A	17,756,111
Lazard Emerging Markets Fund	N/A	15,615,218
DFA Real Estate Securities	N/A	3,063,054

	N/A	314,881,196
Equities
* Tellabs, Inc. Common Stock	N/A	20,306,492

Other
* Gibraltar Guaranteed Fund, at contract value	N/A	67,471,818
* Participant loans (interest range 4.25% – 10.50%)	-0-	4,206,686

		$406,866,192

*	Represents a party-in-interest to the Plan

N/A – Cost information has been omitted, as investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Tellabs 401(k) Plan

/s/ Thomas P. Minichiello
Thomas P. Minichiello
Vice President of Finance and Chief Accounting Officer
(Principal Accounting Officer)

June 24, 2010
(Date)

EXHIBITS

The following exhibit is being filed with this Annual Report on Form 11-K:

Number	Description

23	Consent of Washington, Pittman and McKeever, LLC